UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15F

CERTIFICATION OF A FOREIGN PRIVATE ISSUER’S TERMINATION OF
REGISTRATION OF A CLASS OF SECURITIES UNDER SECTION 12(g) OF THE
SECURITIES EXCHANGE ACT OF 1934 OR ITS TERMINATION OF THE DUTY TO FILE
REPORTS UNDER SECTION 13(a) OR SECTION 15(d) OF THE SECURITIES EXCHANGE
ACT OF 1934

Commission File Number	001-15118

TATA COMMUNICATIONS LIMITED (FORMERLY KNOWN AS VIDESH SANCHAR NIGAM LIMITED)
(Exact name of registrant as specified in its charter)
VSB, Mahatma Gandhi Road, Fort, Mumbai—400001, INDIA Tel No: +91-22-6657 8765
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

American Depositary Shares, each representing ten Ordinary Shares, without par value Equity Shares, par value Rs. 10 per Share*
(Title of each class of securities covered by this Form)

Place an X in the appropriate box(es) to indicate the provision(s) relied upon to terminate the duty to file reports under the Securities Exchange Act of 1934:

Rule 12h-6(a)	☒	Rule 12h-6(d)	☐

(for equity securities)		(for successor registrants)

Rule 12h-6(c)	☐	Rule 12h-6(i)	☐

(for debt securities)		(for prior Form 15 filers)

PART I

The purpose of this part is to provide information to investors and to assist the Commission in assessing whether you meet the requirements for terminating your Exchange Act reporting under Rule 12h-6. If, pursuant to Rule 12h-6, there is an item that does not apply to you, mark that item as inapplicable.

___________________
*  Not for trading but only in connection with the registration of the American Depositary Shares, pursuant to the requirements of the Securities and Exchange Commission.

Item 1.    Exchange Act Reporting History

A.
Tata Communications Limited (“Tata Communications”) first incurred the duty to file reports under Section 13(a) or Section 15(d) of the U.S. Exchange Act of 1934, as amended (the “Exchange Act”) on August 15, 2000, when Tata Communications’ ADSs were first listed on the New York Stock Exchange (the “NYSE”).

B.
Tata Communications has filed or submitted all reports required under Section 13(a) or Section 15(d) of the Exchange Act and the corresponding Commission rules for the 12 months preceding the filing of this Form 15F. Tata Communications has filed at least one annual report under Section 13(a) on Form 20-F.

Item 2.   Recent United States Market Activity

Tata Communications has never sold its securities in the United States in a registered offering under the U.S. Securities Act of 1933, as amended (the “Securities Act”).

Item 3.   Foreign Listing and Primary Trading Market

A.
The primary trading markets for Tata Communications’ ordinary shares are the Bombay Stock Exchange Limited (the “BSE”) and the National Stock Exchange of India Limited (the “NSE”), both in India under the symbol “TATACOMM”.  Tata Communications’ ADSs were listed on the New York Stock Exchange (“NYSE”) under the symbol “TCL.”  Tata Communications filed a Form 25 on May 28, 2013, and the delisting from the NYSE became effective before the opening of the market on June 7, 2013.

B.
Tata Communications’ ordinary shares have been listed on the BSE since 1992 and on the NSE since 1994. Tata Communications has maintained the listing of its ordinary shares on the BSE and NSE since such initial listings.

C.	The percentage of trading in the ordinary shares that occurred in India for the 12-month period beginning on June 17, 2013 and ending on June 16, 2014, represented approximately 100%.

Item 4.   Comparative Trading Volume Data

A.	The first date of the recent 12-month period used to meet the requirements of Rule 12h-6(a)(4)(i) is June 17, 2013 and the last date of such period is June 16, 2014.

B.	For the same 12-month period, the average daily trading volume of the ordinary shares (including ordinary shares represented by ADSs) was 0 in the United States and 912,547 on a worldwide basis.

C.
For the same 12-month period, the average daily trading volume of the ADRs (expressed in terms of underlying ordinary shares) in the United States as a percentage of the average daily trading volume for the ordinary shares and ADRs on a worldwide basis was 0%.

D.
Tata Communications has delisted the ADSs from the New York Stock Exchange. Such delisting became effective on June 7, 2013.  As of June 7, 2013, the average daily trading volume of the ordinary shares (including ordinary shares represented by ADSs) in the United States as a percentage of the average daily trading volume for the ordinary shares on a worldwide basis for the preceding 12-month period was 3.1%.

E.
Tata Communications terminated its sponsored ADR facility on July 14, 2013.  As of July 14, 2013, the average daily trading volume of the ordinary shares (including ordinary shares represented by ADSs) in the United States as a percentage of the average daily trading volume for the ordinary shares on a worldwide basis for the preceding 12-month period was 2.9%.

F.	Bloomberg Finance L.P. provided the trading volume information used for determining whether Tata Communications meets the requirements of Rule 12h-6.

Item 5.   Alternative Record Holder Information

Not applicable.

Item 6.   Debt Securities

Not applicable.

Item 7.   Notice Requirement

A.	On June 26, 2014, Tata Communications published notice of its intent to terminate its duty to file reports under Section 13(a) or Section 15(d) of the Exchange Act or both.

B.
Tata Communications disseminated such notice in the United States by means of a press release through Business Wire service, as an exhibit to this Form 15F, and published on Tata Communications’ website, www.tatacommunications.com, on June 26, 2014.

Item 8.   Prior Form 15 Filers

Not applicable.

PART II

Item 9.   Rule 12g3-2(b) Exemption

Tata Communications’ Internet website on which it intends to publish the information required under Rule 12g3-2(b)(1)(iii) is www.tatacommunications.com.

PART III

Item 10. Exhibits

None.

Item 11. Undertakings

The undersigned issuer hereby undertakes to withdraw this Form 15F if, at any time before the effectiveness of its termination of reporting under Rule 12h-6, it has actual knowledge of information that causes it reasonably to believe that, at the time of filing the Form 15F:

(1) The average daily trading volume of its subject class of securities in the United States exceeded 5 percent of the average daily trading volume of that class of securities on a worldwide basis for the same recent 12-month period that the issuer used for purposes of Rule 12h-6(a)(4)(i);

(2) Its subject class of securities was held of record by 300 or more United States residents or 300 or more persons worldwide, if proceeding under Rule 12h-6(a)(4)(ii) or Rule 12h-6(c); or

(3) It otherwise did not qualify for termination of its Exchange Act reporting obligations under Rule 12h-6.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, Tata Communications has duly authorized the undersigned person to sign on its behalf this certification on Form 15F. In so doing, Tata Communications certifies that, as represented on this Form, it has complied with all of the conditions set forth in Rule 12h-6 for terminating its registration under Section 12(g) of the Exchange Act, or its duty to file reports under Section 13(a) or Section 15(d) of the Exchange Act, or both.

June 26, 2014	By	/s/ Sanjay Baweja	Chief Financial Officer
Date		Name	Title